Exhibit 99.1

K Wave Media Receives Nasdaq MVLS Deficiency Notice, Aims to Regain Compliance by June 2026

NEW YORK and SEOUL, South Korea - January 23, 2026 - K Wave Media (the “Company”) announced today that it received a written notification (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) dated January 22, 2025, notifying the Company that it is not in compliance with the minimum Market Value of Listed Securities (“MVLS”) requirement set forth in Nasdaq Listing Rules for continued listing on The Nasdaq Global Market.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has a 180-calendar-day compliance period and during this period, the Company’s MVLS closes at or above $50 million for at least 10 consecutive business days, Nasdaq will notify the Company of its compliance, and the matter will be closed.

This letter has no immediate effect on the listing or trading of the Company’s ordinary shares. The Company will consider available options during this period to restore compliance with Nasdaq listing requirements. The Company remains committed to executing its long-term business strategy and enhancing shareholder value.

About K Wave Media

K Wave Media (KWM) is a publicly listed entertainment and Bitcoin treasury company dedicated to creating, distributing, and monetizing high-quality content across multiple platforms. Since going public in 2025, KWM has focused on strategic growth initiatives, including acquisitions, digital platforms, and digital asset treasury management.

Forward Looking Statements:

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this communication and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions.

If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know, or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of the Company described in the Company’s Form 20-F initially filed with the SEC on May 14, 2025, as amended, including those under “Risk Factors” therein. The Company anticipates that subsequent events and developments will cause its assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Media Contact:

Investor Relations: info@kwavemedia.com
Evan Sneider: esneider@redroosterpr.com